

Mail Stop 3561

September 2, 2008

Paul A. Motenko
Vice President and Secretary
BJ's Restaurants, Inc.
7755 Center Avenue
Suite 300
Huntington Beach, California 92647

> **Re:** **BJ's Restaurants, Inc.**
> **Form 10-K for the fiscal year ended January 1, 2008**
> **Filed March 17, 2008**
> **File No. 000-21423**

Dear Mr. Motenko:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

1. Please revise the signature page to also include the principal accounting officer. Refer to General Instructions D.(2). for Signatures on Form 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 15

Role of Executive Officers in Compensation Decisions, page 15

2. You state that the chief executive officer is involved in the review of compensation matters with the Compensation Committee. Please disclose in reasonably complete detail the role of the chief executive officer in your compensation processes and his input during the crafting of compensation packages in future filings.

Elements of Executive Compensation, page 17

3. Your disclosure suggests that certain agreed-upon individual performance objectives are a factor in incentive bonuses.   In future filings, please disclose and analyze how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide [on a supplemental basis] a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor